Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: American Water Works Company, Inc.

Name of person relying on exemption: Trillium Asset Management, LLC

Address of person relying on exemption: Two Financial Center, 60 South Street, Suite 1100, Boston, MA 02111

The attached written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934.

April 12, 2023

Shareholder Proposal Regarding Racial Equity Audit

Submitted at American Water Works Company, Inc.

At the American Water Works Company, Inc. Annual Meeting on May 10, 2023, please vote FOR Proposal 5 requesting that the company conduct a racial equity audit.

Proposal 5 states:

Resolved: Shareholders urge the board of directors to oversee a third-party audit (within a reasonable time and cost) which assesses and produces recommendations for improving the racial impacts of its policies, practices, products, and services. Input from stakeholders, including civil rights organizations, employees, and customers, should be considered in determining the specific matters to be assessed. A report on the audit, prepared at reasonable cost and omitting confidential/proprietary information, should be published on the company’s website.

Summary of the rationale:

-	The environmental justice controversy involving American Water in Marina, CA raises concerns of future environmental justice risk in other projects with potential reputational and financial impacts.
-	American Water’s current internal inclusion, diversity, and equity (ID&E) efforts appear to need improvement in order to achieve the diversity goals set in its Annual Performance Plan.
-	American Water would benefit from a comprehensive review of its policies and practices to address a lack of racial and ethnic diversity of its board.

As such, we urge you to vote FOR Proposal 5 requesting that the company conduct a racial equity audit.

Rationale:

1. The environmental justice controversy involving American Water in Marina, CA raises concerns of future environmental justice risk in other projects with potential reputational and financial impacts.

Without the transparency provided by a third-party racial equity audit, investors are left to rely on publicly available reports and controversies to understand the scope of American Water’s environmental justice risk. First, it is important to note that the Marina environmental justice controversy has not concluded. As American Water acknowledges, the project, which is strongly opposed by the local community, is still being appealed.1

The desalination plant that California American Water is in negotiations to build in Marina, CA has been characterized as having “the most significant environmental justice concerns the Commission has considered since it adopted an Environmental Justice Policy in 2019” by the California Coastal Commission.2 Marina is recognized by the California Water Board as a Disadvantaged Community (defined as “a community with a median household income less than 80% of the State-wide average).3 67% of Marina’s residents are people of color and one-third are considered low income, with many speaking little English.4 The city already has a disproportionate number of industrial sites, including a landfill, composting plant, sewage plant, municipal airport, and a contaminated site listed on the U.S. EPA’s national priorities list.5 It is reported that the community opposes the project because it does not want the plant in its community and all of the water would be transported to other communities including whiter, more affluent ones such as Carmel-by-the-Sea, Pacific Grove, and Pebble Beach.6

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1 https://www.montereyherald.com/2022/12/03/desalination-cal-am-faces-tough-road-ahead-to-meet-coastal-commission-conditions/, https://www.montereyherald.com/2023/04/04/monterey-peninsula-water-district-offers-448m-for-cal-am-delivery-system-cal-am-says-no/

2 https://www.latimes.com/environment/story/2022-11-18/desalination-project-wins-approval-despite-equity-concerns

3 https://www.waterboards.ca.gov/centralcoast/board_info/agendas/2019/01_january/item_9/item9_att2.pdf

4 https://www.census.gov/quickfacts/fact/table/marinacitycalifornia/PST045222

5 https://www.latimes.com/environment/story/2022-11-18/desalination-project-wins-approval-despite-equity-concerns

6 https://calmatters.org/environment/2022/11/desalination-plant-monterey-california/

We believe that it is better to be proactive and make an intentional effort to use a broad environmental justice lens rather than to solely rely on reactive measures that focus on compliance. Using an environmental justice lens may lead to more comprehensive outcomes that address stakeholder needs better. As is evident, even after American Water’s additional negotiation concessions, the California Coastal Commission maintains that environmental justice issues of the project remain.7

For competitive advantage and resilience to reputational risks, American Water should build strong relationships with customers, communities, and non-governmental organizations. American Water states in its own 10-K that it faces adverse publicity and reputational risks, which create the possibility of negative customer perception and increased regulatory oversight or sanctions. A racial equity audit could help American Water identify existing and emerging community concerns for which it can develop constructive solutions before they become the risks identified in its 10-K.

2. American Water’s current internal inclusion, diversity, and equity (ID&E) efforts appear to need improvement to achieve the diversity goals set in its Annual Performance Plan.

American Water’s overall racial and ethnic diversity has declined since 2020 according to its 2022 ID&E report. The Company reported 21% racial and ethnic diversity in 2020 which declined to 20% in 2021 and has stayed stagnant since.8

American Water states in its 10-K that the Company’s success is dependent on its ability to attract, hire, and retain highly qualified, skilled, and/or diverse talent. Therefore, as a part of its strategy to achieve ID&E, American Water set two diversity goals in its 2022 Annual Performance Plan (APP) detailed in the 2023 proxy statement. According to the Company, “The APP is designed to provide a portion of a NEO’s at-risk compensation to be paid upon the achievement of our annual business objectives.”

Of the two diversity goals, one goal is related to racial and ethnic workforce representation – setting a threshold performance metric at 20.3%. This metric is “determined by dividing the number of employees who self-identify as a member of a diverse racial or ethnic group by the total employee headcount.” We note setting this target at the total employee headcount level rather than breaking it out by job categories removes all consideration of potential disparities in certain job categories or leadership. In 2023, the Named Executive Officers (NEOs) did not receive the compensation linked to this goal because the diversity threshold performance target was not met.

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7 https://documents.coastal.ca.gov/reports/2022/11/Th7a8a/Th7a8a-11-2022-report.pdf

8 https://diversityataw.com/wp-content/uploads/sites/2/2023/04/2022-IDE-Report_Final_Full.pdf

American Water alleges in its statement of opposition that a racial equity audit would be unproductive, duplicative, and unnecessary. The Company’s performance, not having met one of its diversity objectives, suggests otherwise. The racial equity audit could help the Company understand the policies or practices that need to be changed or implemented to ensure achieving annual business objectives, without replicating the pay equity and labor market analyses.

3. American Water would benefit from a comprehensive review of its governance policies and practices to address a lack of racial and ethnic diversity of its board.

We believe a closer examination of American Water’s governance policies and practices suggests that an audit would be helpful in addressing current shortcomings. American Water’s board of directors currently only has one Black member and no other members from racially underrepresented communities. According to the 2022 ID&E report, racial and ethnic diversity of the board has decreased from 18% in 2020 and 2021 to 9% in 2022.9 With 98% of the S&P 500 companies reported to have at least two members and 81% of the S&P 500 companies at least three members from non-white racial and ethnic backgrounds in 2022, the composition of American Water’s board of directors appears to depart from market norms.10 Moreover, the Nominating Committee’s candidate search process, referenced in the 2023 proxy statement, does not have a commitment to requiring candidate slates to include people from underrepresented communities (also known as a Rooney Rule). We believe that racial and ethnic diversity on the board is both a measure of good governance and racial equity in practice.

Conclusion

In summary, we believe American Water would benefit from an independent third-party racial equity audit to address the gaps in current practices and impacts related to internal ID&E, as well as external environmental justice impacts. It is apparent that an audit would be feasible and meaningful without duplicating the analyses it has already undertaken.

We therefore urge you to vote FOR Proposal 5 requesting that the board oversee a racial equity audit.

For questions regarding Proposal #5, please contact: Hyewon Han, Director of Shareholder Advocacy at Trillium Asset Management at hhan@trilliuminvest.com.

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9 https://diversityataw.com/wp-content/uploads/sites/2/2023/04/2022-IDE-Report_Final_Full.pdf

10 https://corpgov.law.harvard.edu/2022/07/21/racial-and-ethnic-diversity-on-u-s-corporate-boards-progress-since-2020/

IMPORTANT NOTICE: The views expressed are those of the authors as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED.

Please execute and return your proxy card according to American Water Works Company Inc instructions.